United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-41211

DYNAMIC DETAILS, INCORPORATED
(Exact name of registrant as specified in its charter)

1220 SIMON CIRCLE
ANAHEIM, CALIFORNIA  92806
(714) 688-7200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

10% Senior Subordinated Notes due 2005
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)(i)   	[X]
Rule 12(g)-4(a)(2)(ii)		[ ]
Rule 12(g)-4(a)(2)(i)		[ ]
Rule 12(g)-4(a)(2)(ii)		[ ]
Rule 12h-3(b)(1)(i)		[X]
Rule 12h-3(b)(1)(ii)		[ ]
Rule 12h-3-(b)(2)(i)		[ ]
Rule 12h-3(b)(2)(ii)		[ ]
Rule 15d-6			[ ]

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Dynamic Details, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DYNAMIC DETAILS, INCORPORATED

By:	Timothy J. Donnelly
Title:	Vice President and General Counsel

Date:	April 12, 2001